Mail Stop 3561

      July 7, 2005

Tim R. Sensenig
Chief Executive Officer
Shiwana, Inc.
1320 Tower Road
Schaumburg, IL 60173

	Re: 	Shiwana, Inc.
      Amendment No. 3 to Registration Statement on Form SB-2
      Filed on June 10, 2005
		File No. 333-118255

Dear Mr. Sensenig:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Note that the page numbers referenced in our comments refer to the pages in the marked Form SB-2 you provided. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page
1. We note your response to comment 2 in our letter dated January
14,
2005.  Please include the requested information on the cover page.

Prospectus Summary, page 4
2. We note your response to comment 3 to our letter dated January
14,
2005.  It is unclear where in the summary you have made the
requested
revisions.  Please advise or revise to clarify that you have received
minimal revenue to date and quantify your revenue.
We intend to sell our services to customers outside the United
States
.. . ., page 23
3. We note your response to comment 6 in our letter dated January
14,
2005. It is unclear where in this risk factor you have specified the services you intend to sell that are in demand outside of the United
States.  Please revise or advise.

We do not have any copyrights, and we have a limited ability to protect . . ., page 28
4. We note your response to comment 7 in our letter dated January
14,
2005. It is inappropriate to include language such as "we cannot assure you" in your risk factor disclosure. The real risk is the circumstances you describe, not your inability to give assurances. Also, mitigating language is inappropriate when describing risks. Please revise or advise.

Background of Officers, Directors and Key Executives, page 64
5. We note your response to comment 11 in our letter dated January 14, 2005. Please provide a brief business description for each of the officers, directors and key employees. For example, we note that you have included a significant amount of information about Mr. Bertiger`s work history related to satellite communications systems, including patent numbers. Please revise.

Financial Statements for the Three Months Ending March 31, 2005,
page
65

Note 1.  Nature of Business and Significant Accounting Policies,
page
69

Stock-based compensation, page 69
6. Please disclose the pro forma basic and diluted earnings per share as if the fair value based method had been applied to all awards as required by paragraph 45.c.(5) of FAS 123.

Note 4.  Stock Options, page 72
7. Please expand your disclosure to include for each grant date, the fair value of the common stock and the intrinsic value, if any, per option. Indicate whether the valuation you used to determine the fair value was contemporaneous or respective. In addition, please expand Management`s Discussion and Analysis to disclose the intrinsic value of outstanding options, vested and unvested, based on the estimated initial public offering price. Further, discuss the factors, assumptions and methodologies you used in determining fair value and the factors contributing to the difference between the fair value as of the date of each grant and the estimated initial public offering price.
Financial Statements for the Year Ended December 31, 2004, page 75

Report of Independent Public Accounting Firm, page 76
8. The report of the independent auditor is not signed. Please provide a signed audit report in a pre-effective amendment.

Determination of Offering Price, page 110
9. We note your response to comment 15 in our letter dated January 14, 2005. You should more specifically discuss how the various factors listed led to the offering price of $1.80. For instance, you should discuss how you determined what a purchaser would be willing to pay for your shares.

Plan of Distribution, page 111
10. We note that selling shareholders that are affiliates of the issuer are registering a substantial amount of shares in this offering and it appears that they are offering shares by or on behalf of the issuer. Please disclose that the selling shareholders are underwriters.

Selling Shareholders, page 117
11. We note your response to comment 16 in our letter dated
January
14, 2005. Please include a column reflecting the amount of securities of the class owned by the selling security holders before the offering as required by Item 507 of Regulation S-B. Your revised disclosure includes a column indicating the amount of securities owned after the offering but not before. Please revise.
12. We note your response to comment 17 in our letter dated
January
14, 2005. Please indicate in this section whether any selling shareholder is an affiliated person of any broker or dealer. Please revise or advise.

Available Information, page 130
13. We note your response to comment 12 in our letter dated
January
14, 2005. The disclosure in your prospectus should be materially complete. Any reference to the contrary is inappropriate. The language in the first paragraph seems to indicate that the disclosure in your prospectus is not materially complete. Therefore, you should revise the language in your first paragraph, if true, to clarify that the disclosure in your prospectus is materially complete.


Exhibit 5.1
14. We note your response to comment 19 in our letter dated
January
14, 2005. Please note that we may have further comment after reviewing the revised opinion.


*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Dave Irving at (202) 551-3321 or Mike Moran, Accounting Branch Chief, at (202) 551-3841if you have questions regarding comments on the financial statements and related matters.
Please contact Howard M. Baik at (202) 551-3317 or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions you may have.


								Sincerely,



								H. Christopher Owings
								Assistant Director


cc (via fax):	Jay L. Panzarella, Esq.

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Tim R. Sensenig
Shiwana, Inc.
July 7, 2005
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